SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

LEGEND MINING INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

524938107
(CUSIP Number)

Avtar Dhillon
862 Murray Ct.
Yuba City, CA  95991
(858) 361-4499
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 524938107	13D	Page 2 of 5

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Avtar S. Dhillon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 4,500,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,500,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.22%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 524938107	13D	Page 3 of 5

Item 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the “Common Stock”) of Legend Mining Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”).  The address of the principal executive offices of the Issuer is 862 Murray Ct., Yuba City, CA  95991.

Item 2.  IDENTITY AND BACKGROUND

(a) – (c)

Mr. Avtar Dhillon (age 50) of 862 Murray Ct., Yuba City, CA  95991, is currently the President, CEO, CFO, Secretary, Treasurer and Director of Legend Mining Inc. since August 17, 2011.  Mr. Dhillon is the former President & CEO of Inovio Pharmaceuticals, Inc. (NYSE AMEX: INO), a vertically integrated DNA vaccine development company, and currently serves as its Chairman, which is located at 1787 Sentry Parkway West, Building 18, Suite 400, Blue Bell, Pennsylvania  19422.  Mr. Dhillon is currently also a director and chairman of Oncosec Medical, Inc. (OTCBB: ONCS), a developer of ElectroOncology therapies to treat solid tumor cancers, which is located at 4690 Executive Drive, Suite 250, San Diego, CA  92121.  In addition, Mr. Dhillon currently sits on the board of directors of BC Advantage Funds, a venture capital corporation in British Columbia, which is located at 885 West Georgia St., Suite 1500, Vancouver, BC, Canada  V6C 3E8.

(d) and (e)

During the last five years, Mr. Avtar Dhillon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Avtar Dhillon is a citizen of Canada, with his principal residence located in the State of California.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Purchase Agreement, dated July 28, 2011 among Mr. Avtar Dhillon and Mr. Tao Chen, which closed on August 17, 2011, Mr. Dhillon acquired 4,500,000 shares of common stock of the Issuer (the “Shares”) from Mr. Chen for consideration of $67,500 constituting approximately 61.22% of the Issuer’s outstanding capital stock.

Item 4.  PURPOSE OF TRANSACTION

Mr. Avtar Dhillon acquired the Shares for investment purposes and pursuant to the transaction described in Item 3 above.  As a result, Mr. Dhillon has controlling interest in the Issuer.  Depending on market conditions and other factors, Mr. Dhillon may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise.  Mr. Dhillon also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

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As of the date hereof, except as set forth in this Statement, Mr. Dhillon does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Avtar Dhillon currently directly owns 4,500,000 shares of Common Stock of the Issuer which represents approximately 61.22% of the outstanding Common Stock of the Issuer.  This percentage is based on 7,350,000 shares of Common Stock issued and outstanding as of Aug. 17, 2011.

(b)           Mr. Avtar Dhillon has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,500,000 shares of Common Stock.

(c)           Other than the transaction described in Item 3 above, Mr. Avtar Dhillon has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities

(e)           Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Avtar Dhillon and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP NO.: 524938107	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011	By: /s/ Avtar Dhillon
Name: Avtar Dhillon